NEWS RELEASE	OTC BB: VCTPF; CUSIP: 91888110

George Stapleton Appointed to Board of Directors

El Paso, TX – October 4, 2007 - Valcent Products Inc. (the “Company”) is pleased to announce the appointment of George Stapleton as a Director of the Company.  Mr. Stapleton has over thirty years of experience in the offshore oil construction and service industry, project development, oil and gas exploration and production, and energy infrastructure related projects worldwide and has held many officer and senior management positions.  Mr. Stapleton received his civil engineering degree from Georgia Institute of Technology in 1975.  Mr. Stapleton is the President and CEO of MegaWest Energy Corp., a non-conventional oil and gas company with an initial focus on North American heavy oil and is also a director of E-T Energy Ltd., a private Canadian company testing an electrothermal approach to the production of bitumen from the Athabasca tar sands.

The Company’s President, Glen Kertz commented, “We are excited at the prospect of gaining the insight of George Stapleton’s wide ranging expertise in the energy sector at the Board of Director’s level in our Company. We feel his experiences are complimentary to and will greatly enhance the future development of our first commercial energy related products based on our algae technologies.”

Mr. Stapleton will be replacing Doug Ford who resigned from the Board of Directors on September 28, 2007.  The Company wishes to thank Mr. Ford for his invaluable contribution to the Company and wishes him all the best in his future endeavors.

About Valcent Products, Inc:

Valcent Products Inc. (OTCBB: VCTPF) creates, designs, and develops highly innovative consumer and industrial products and processes for global markets. The Company’s Vertigro Joint Venture is developing algae production technology initially intended for an oil bio fuel feed stock. A pioneer and leader in ecotechnology and responsible and effective consumer goods, Valcent's El Paso, Texas, based team of scientists and designers set the highest of standards in marketing proprietary products developed to enhance the lives and lifestyles of its clients. For more information, visit: www.valcent.net.

Investor Relations	Media Relations
Steve McGuire or Gerry Jardine	Nancy Tamosaitis
866.408.0153 or 800.877.1626	Vorticom Public Relations
www.valcent.net	212.532.2208
info@valcent.net	nancyt@vorticom.com

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